                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934*

                               USA Networks, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   902984 10 3
                                 (CUSIP Number)


   Stephen M. Brett, Esq.              Pamela S. Seymon, Esq.                Karen Randall, Esq.
  Senior Vice President and        Wachtell, Lipton, Rosen & Katz          Universal Studios, Inc.
       General Counsel                  51 West 52nd Street                100 Universal City Plaza
  Tele-Communications, Inc.           New York, New York 10019             Universal City, CA 91608
      5619 DTC Parkway                     (212) 403-1000                       (818) 777-1000
     Englewood, CO 80111
       (303) 267-5500


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 12, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------
         *   Note: This statement constitutes the original filing of a Report on
Schedule 13D of the reporting group consisting of Tele-Communications, Inc., Barry Diller, The Seagram Company Ltd. and Universal Studios, Inc. This statement also constitutes the original filing of a Report on Schedule 13D of BDTV IV INC. This statement also constitutes Amendment No. 12 of a Report on
Schedule 13D of Tele-Communications, Inc., Amendment No. 10 of a Report on
Schedule 13D of Barry Diller, Amendment No. 6 of a Report on Schedule 13D of BDTV INC., Amendment No. 4 of a Report on Schedule 13D of BDTV II INC., and Amendment No. 1 of a Report on Schedule 13D of BDTV III INC.



                               Page 1 of 49 pages

    (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Tele-Communications, Inc.
          84-1260157

    (2)   Check the Appropriate Box if a Member of a Group              (a) [ ]
                                                                        (b) [x]

    (3)   SEC Use Only

    (4)   Source of Funds

          WC

    (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

    (6)   Citizenship or Place of Organization

          Delaware

     Number of        (7)  Sole Voting Power          None; see Items 3 and 5(a)
    Shares Bene-
      ficially        (8)  Shared Voting Power        23,952,401 shares
      Owned by
   Each Reporting     (9)  Sole Dispositive Power     None; see Items 3 and 5(a)
    Person With:
                      (10) Shared Dispositive Power   23,952,401 shares

    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

          23,952,401 shares

    (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [x]

    Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram and Universal. Excludes options to purchase an aggregate of 9,002,924 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 54,237,170 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of shares of USANi LLC ("LLC Shares"), and (iii) 5 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement (as defined herein) and the Transaction Agreements (as defined herein), including the limitations of the Communications Act of 1934, as amended (the "Communications Act"). See Item 6.

    (13)  Percent of Class Represented by Amount in Row (11)
                        35.5%
    Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of 4,252,924 options to purchase shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 77.6% of the voting power of the Company.

    (14)  Type of Reporting Person (See Instructions)

               CO



                               Page 2 of 49 pages

    (1)   Names of Reporting Persons

          The Seagram Company Ltd.

    (2)   Check the Appropriate Box if a Member of a Group              (a) [ ]
                                                                        (b) [x]

    (3)   SEC Use Only

    (4)   Source of Funds

          00

    (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

    (6)   Citizenship or Place of Organization

          Canada

     Number of        (7)  Sole Voting Power          None; see Items 3 and 5(a)
    Shares Bene-
      ficially        (8)  Shared Voting Power        23,952,401 shares
      Owned by
   Each Reporting     (9)  Sole Dispositive Power     None; see Items 3 and 5(a)
    Person With:
                      (10) Shared Dispositive Power   23,952,401 shares

    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

          23,952,401 shares

    (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [x]

          Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram and Universal. Excludes options to purchase an aggregate of 9,002,924 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 54,237,170 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of LLC Shares, and (iii) 5 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements including the limitations of the Communications Act. See Item 6.

          (13)  Percent of Class Represented by Amount in Row (11)
                         35.5%
          Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of 4,252,924 options to purchase shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 77.6% of the voting power of the Company.

    (14)  Type of Reporting Person (See Instructions)

              CO



                               Page 3 of 49 pages

    (1)   Names of Reporting Persons

          Universal Studios, Inc.
          95-2011468

    (2)   Check the Appropriate Box if a Member of a Group              (a) [ ]
                                                                        (b) [x]

    (3)   SEC Use Only

    (4)   Source of Funds

          00

    (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

    (6)   Citizenship or Place of Organization

          Delaware

     Number of      (7)  Sole Voting Power            None; see Items 3 and 5(a)
    Shares Bene-
      ficially      (8)  Shared Voting Power          23,952,401 shares
      Owned by
   Each Reporting   (9)  Sole Dispositive Power       None; see Items 3 and 5(a)
    Person With:
                    (10) Shared Dispositive Power     23,952,401 shares

    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

          23,952,401 shares

    (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [x]

          Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram and Universal. Excludes options to purchase an aggregate of 9,002,924 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 54,237,170 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of LLC Shares, and (iii) 5 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements including the limitations of the Communications Act. See Item 6.

    (13)  Percent of Class Represented by Amount in Row (11)
                 35.5%
          Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of 4,252,924 options to purchase shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 77.6% of the voting power of the Company.

    (14)  Type of Reporting Person (See Instructions)

              CO



                               Page 4 of 49 pages

    (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Barry Diller

    (2)   Check the Appropriate Box if a Member of a Group              (a) [ ]
                                                                        (b) [x]

    (3)   SEC Use Only

    (4)   Source of Funds


    (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

    (6)   Citizenship or Place of Organization

          United States

     Number of      (7)  Sole Voting Power            None; see Items 3 and 5(a)
    Shares Bene-
      ficially      (8)  Shared Voting Power          23,952,401 shares
      Owned by
   Each Reporting   (9)  Sole Dispositive Power       None; see Items 3 and 5(a)
    Person With:
                    (10) Shared Dispositive Power     23,952,401 shares

    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

          23,952,401 shares

    (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [x]

          Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram and Universal. Excludes options to purchase an aggregate of 9,002,924 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 54,237,170 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of LLC Shares, and (iii) 5 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements including the limitations of the Communications Act. See Item 6.

          (13)  Percent of Class Represented by Amount in Row (11)
                         35.5%
          Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of 4,252,924 options to purchase shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 77.6% of the voting power of the Company.

    (14)  Type of Reporting Person (See Instructions)

              IN



                               Page 5 of 49 pages

    (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          BDTV INC.
          84-1260157

    (2)   Check the Appropriate Box if a Member of a Group              (a) [ ]
                                                                        (b) [x]

    (3)   SEC Use Only

    (4)   Source of Funds


    (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

    (6)   Citizenship or Place of Organization

          Delaware

     Number of      (7)  Sole Voting Power            None; see Items 3 and 5(a)
    Shares Bene-
      ficially      (8)  Shared Voting Power          23,952,401 shares
      Owned by
   Each Reporting   (9)  Sole Dispositive Power       None; see Items 3 and 5(a)
    Person With:
                    (10) Shared Dispositive Power     23,952,401 shares

    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

          23,952,401 shares

    (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [x]

          Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram and Universal. Excludes options to purchase an aggregate of 9,002,924 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 54,237,170 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of LLC Shares, and (iii) 5 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements, including the limitations of the Communications Act. See Item 6.

(13)  Percent of Class Represented by Amount in Row (11)
               35.5%

          Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of 4,252,924 options to purchase shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 77.6% of the voting power of the Company.

    (14)  Type of Reporting Person (See Instructions)

              CO



                               Page 6 of 49 pages

    (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          BDTV II INC.
          84-1260157

    (2)   Check the Appropriate Box if a Member of a Group              (a) [ ]
                                                                        (b) [x]

    (3)   SEC Use Only

    (4)   Source of Funds


    (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

    (6)   Citizenship or Place of Organization

          Delaware

     Number of      (7)  Sole Voting Power            None; see Items 3 and 5(a)
    Shares Bene-
      ficially      (8)  Shared Voting Power          23,952,401 shares
      Owned by
   Each Reporting   (9)  Sole Dispositive Power       None; see Items 3 and 5(a)
    Person With:
                    (10) Shared Dispositive Power     23,952,401 shares

    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

          23,952,401 shares

    (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [x]

          Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram and Universal. Excludes options to purchase an aggregate of 9,002,924 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 54,237,170 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of LLC Shares, and (iii) 5 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements including the limitations of the Communications Act. See Item 6.

    (13)  Percent of Class Represented by Amount in Row (11)
                   35.5% Assumes
          conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of 4,252,924 options to purchase shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 77.6% of the voting power of the Company.

    (14)  Type of Reporting Person (See Instructions)

              CO



                               Page 7 of 49 pages

    (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          BDTV III INC.
          84-1260175

    (2)   Check the Appropriate Box if a Member of a Group              (a) [ ]
                                                                        (b) [x]

    (3)   SEC Use Only

    (4)   Source of Funds


    (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

    (6)   Citizenship or Place of Organization

          Delaware

     Number of      (7)  Sole Voting Power            None; see Items 3 and 5(a)
    Shares Bene-
      ficially      (8)  Shared Voting Power          23,952,401 shares
      Owned by
   Each Reporting   (9)  Sole Dispositive Power       None; see Items 3 and 5(a)
    Person With:
                    (10) Shared Dispositive Power     23,952,401 shares

    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

          23,952,401 shares

    (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [x]

          Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram and Universal. Excludes options to purchase an aggregate of 9,002,924 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 54,237,170 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of LLC Shares, and (iii) 5 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements, including the limitations of the Communications Act. See Item 6.

    (13)  Percent of Class Represented by Amount in Row (11)
                   35.5%
          Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of 4,252,924 options to purchase shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 77.6% of the voting power of the Company.

    (14)  Type of Reporting Person (See Instructions)

              CO



                               Page 8 of 49 pages

    (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          BDTV IV INC.
          84-1260175

    (2)   Check the Appropriate Box if a Member of a Group              (a) [ ]
                                                                        (b) [x]

    (3)   SEC Use Only

    (4)   Source of Funds

          00

    (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

    (6)   Citizenship or Place of Organization

          Delaware

     Number of      (7)  Sole Voting Power            None; see Items 3 and 5(a)
    Shares Bene-
      ficially      (8)  Shared Voting Power          23,952,401 shares
      Owned by
   Each Reporting   (9)  Sole Dispositive Power       None; see Items 3 and 5(a)
    Person With:
                    (10) Shared Dispositive Power     23,952,401 shares

    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

          23,952,401 shares

    (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [x]

          Excludes shares beneficially owned by the executive officers and directors of TCI, Seagram and Universal. Excludes options to purchase an aggregate of 9,002,924 shares of Common Stock granted to Mr. Diller, none of which is currently vested or exercisable and none of which becomes exercisable within 60 days. Excludes (i) Liberty Exchange Shares issuable to TCI, (ii) 54,237,170 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of LLC Shares, and (iii) 5 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements including the limitations of the Communications Act. See Item 6.

    (13)  Percent of Class Represented by Amount in Row (11)
                   35.5%
          Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of 4,252,924 options to purchase shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 77.6% of the voting power of the Company.

    (14)  Type of Reporting Person (See Instructions)

              CO



                               Page 9 of 49 pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                  Statement Of

                           TELE-COMMUNICATIONS, INC.,
                                  BARRY DILLER,
                            UNIVERSAL STUDIOS, INC.,
                           THE SEAGRAM COMPANY LTD.,
                                   BDTV INC.,
                                 BDTV II INC.,
                                 BDTV III INC.
                                      and
                                  BDTV IV INC.
                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                  in respect of

                               USA NETWORKS, INC.
                           (formerly named HSN, Inc.)


         This Report on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $.01 per share (the "Common Stock"), of USA Networks, Inc., a Delaware corporation (the "Company", which was formerly named HSN, Inc.). The Report on Schedule 13D originally filed by Tele-Communications, Inc., a Delaware corporation ("TCI"), on August 15, 1994, as amended and supplemented by the amendments thereto previously filed with the Commission (collectively, the "TCI
Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 12 to the TCI
Schedule 13D. In addition, the Report on Schedule 13D originally filed by Mr. Barry Diller (the "Barry Diller Schedule 13D") on August 29, 1995, as amended and supplemented by the amendments thereto previously filed with the Commission, is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 10 to the Barry Diller Schedule 13D. This Report on Schedule 13D also constitutes the original Report (the "Universal
Schedule 13D") of Universal Studios, Inc., a Delaware corporation ("Universal"), and The Seagram Company Ltd., a Canadian corporation ("Seagram"). This Report on
Schedule 13D also constitutes Amendment No. 6 to the Report on Schedule 13D of BDTV INC., a Delaware corporation ("BDTV"), originally filed with the Commission on August 16, 1996 (the "BDTV Schedule 13D"). This Report on Schedule 13D also constitutes Amendment No. 4 to the Report on Schedule 13D of BDTV II INC., a Delaware corporation ("BDTV II"), originally filed with the Commission on December 24, 1996 (the "BDTV


                               Page 10 of __ pages

II Schedule 13D"). This Report on Schedule 13D also constitutes Amendment No. 1 to the Report on Schedule 13D of BDTV III INC., a Delaware corporation ("BDTV III"), originally filed with the Commission on July 28, 1997 (the "BDTV III
Schedule 13D"). This Report on Schedule 13D also constitutes the original Report of each of BDTV IV INC., a Delaware corporation ("BDTV IV") (the "BDTV IV
Schedule 13D"), and the Reporting Group (as defined herein) (the "Reporting Group Schedule 13D"). Barry Diller, TCI, Universal, Seagram, BDTV I, BDTV II, BDTV III and BDTV IV (each, a "Reporting Person") constitute a "group" for purposes of 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their beneficial ownership of the Common Stock and are collectively referred to hereinafter as the "Reporting Group." The TCI
Schedule 13D, the Barry Diller Schedule 13D, the BDTV Schedule 13D, the BDTV II Schecule 13D, the BDTV III Schedule 13D and the Liberty Schedule 13D are collectively referred to as the "Schedule 13D." Capitalized terms not defined herein have the meanings given to such terms in the prior Reports on Schedule 13D referred to in this paragraph.

         The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, filed as Exhibits hereto and incorporated herein by reference. Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

ITEM 1.           Security and Issuer

         The information contained in Item 1 of the Schedule 13D is hereby amended and supplemented by adding the following information (and such information also constitutes Item 1 of the Universal Schedule 13D, the BDTV IV
Schedule 13D and the Reporting Group Schedule 13D):

         This statement relates to shares of the common stock, $0.01 par value (the "Common Stock"), of USA Networks, Inc. (formerly named HSN, Inc.) (the "Company"). The principal executive office and mailing address of the Company is 152 West 57th Street, New York, New York 10019.

ITEM 2.           Identity and Background

         The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information (and such information also constitutes Item 2 of the Universal Schedule 13D, the BDTV IV
Schedule 13D and the Reporting Group Schedule 13D):

         The principal executive offices of Seagram are located at 1430 Peel Street, Montreal, Quebec, Canada H3A 1S9 and the principal executive offices of Universal are located at 100 Universal City Plaza, Universal City, California 91608.


                               Page 11 of __ pages

         Seagram operates in two global segments: beverages and entertainment. The beverage businesses are engaged principally in the production and marketing of distilled spirits, wines, fruit juices, coolers, beers and mixers throughout more than 150 countries and territories. The entertainment company, Universal, produces and distributes motion picture, television and home video products; produces and distributes recorded music; and operates theme parks and retail stores.

         Descendants of the late Samuel Bronfman and trusts established for their benefit (collectively, the "Bronfman Family") beneficially own directly or indirectly approximately 35.8% of the outstanding common shares without nominal or par value of Seagram (the "Seagram Common Shares"). Of that amount, Bronfman Associates, a partnership of which Edgar M. Bronfman, his children and a trust for the benefit of Edgar M. Bronfman and his descendants are the sole partners and of which Edgar M. Bronfman is the managing partner, along with a second trust for the benefit of Edgar M. Bronfman and his descendants, own directly approximately 17.6% of the Seagram Common Shares, trusts for the benefit of Charles R. Bronfman and his descendants own directly approximately 14.9% of the Seagram Common Shares, trusts for the benefit of the family of the late Minda de Gunzburg and members of her immediate family own directly or indirectly approximately 1.8% of the Seagram Common Shares, Phyllis Lambert owns directly or indirectly approximately 0.29% of the Seagram Common Shares, a charitable foundation of which Charles R. Bronfman is among the directors owns approximately 0.95% of the Seagram Common Shares, another charitable foundation of which Charles R. Bronfman is among the directors owns approximately 0.17% of the Seagram Common Shares, a charitable foundation of which Edgar M. Bronfman and Charles R. Bronfman are among the trustees owns approximately 0.07% of the Seagram Common Shares, a charitable foundation of which Phyllis Lambert is one of the directors owns less than 0.01% of the Seagram Common Shares and Edgar M. Bronfman, Charles R. Bronfman and their respective spouses and children own directly approximately 0.02% of the Seagram Common Shares. In addition, such persons hold currently exercisable options to purchase an additional 0.99% of the Seagram Common Shares, calculated pursuant to Rule 13d-3 of the Rules and Regulations under the Act. Percentages set forth in this Item 2 are based on the number of Seagram Common Shares outstanding as of January 31, 1998.

         Edgar M. Bronfman is Chairman of the Board of Seagram and a director of Seagram. Charles R. Bronfman is Co-Chairman of the Board and Chairman of the Executive Committee of Seagram and a director of Seagram. Edgar M. Bronfman, Charles R. Bronfman, Phyllis Lambert and the late Minda de Gunzburg are siblings.

         Pursuant to a voting trust agreement, Charles R. Bronfman serves as voting trustee for Seagram Common Shares beneficially owned directly or indirectly by Bronfman Associates, the aforesaid trusts for the benefit of Edgar
M. Bronfman and his descendants, the aforesaid trusts for the benefit of Charles
R. Bronfman and his descendants, the first two of the four aforesaid charitable foundations and Charles R. Bronfman. Pursuant to another voting trust agreement, Edgar M. Bronfman and Charles R. Bronfman are among the voting trustees for Seagram Common Shares beneficially owned directly or indirectly by trusts for the benefit of the family of the late Minda de

                               Page 12 of __ pages

Gunzburg and members of her immediate family. Neither voting trust agreement contains restrictions on the right of the voting trustees to vote the deposited Seagram Common Shares.

         The Bronfman Family may be deemed to be in control of Seagram. Information concerning the foregoing persons and entities, together with information concerning the directors and executive officers of Universal and Seagram, is contained in Schedule 1 attached hereto.

         During the last five years, neither Seagram nor Universal, nor to the best knowledge of Seagram or Universal, any of their respective directors or executive officers (or any other person or entity set forth in Schedule 1), has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The principal office and business address of BDTV IV INC. is c/o USA Networks, Inc., 2425 Olympic Boulevard, 6th Floor, West Tower, Santa Monica, California 90404. BDTV IV is a company formed by TCI and Mr. Diller to hold Company securities.

         The name, business address and present principal occupation of employment and the name, address and principal business of any corporation or other organization in which such employment is conducted of each of the executive officers and directors of BDTV IV are set forth in Schedule 2 attached hereto and incorporated herein by reference.

         During the last five years neither BDTV IV, nor, to the best knowledge of BDTV IV, any of the persons named on Schedule 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best knowledge of BDTV IV, each of its executive officers and directors is a citizen of the United States, except as specifically set forth in Schedule 2 hereto.

ITEM 3.           Source of Funds or Other Consideration

         The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information (and such information also constitutes Item 3 of the Universal Schedule 13D, the BDTV IV
Schedule 13D and the Reporting Group Schedule 13D):

         The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference herein.


                               Page 13 of __ pages

ITEM 4.           Purpose of Transaction

         The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information (and such information also constitutes Item 4 of the Universal Schedule 13D, the BDTV IV
Schedule 13D and the Reporting Group Schedule 13D):

         The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference herein.

         Depending on market conditions and other factors, and subject to any restrictions described in Item 6 or contained in the agreements attached as Exhibits hereto, the Reporting Persons or their respective subsidiaries may purchase additional shares of Common Stock in the open market or in private transactions. Alternatively, depending on market conditions and other factors, and subject to any restrictions described in Item 6 or contained in the agreements attached as Exhibits hereto, the Reporting Persons or their respective subsidiaries may sell all or some of their shares of Common Stock.

         Except as described in Item 6 or contained in the agreements attached as Exhibits hereto, neither any Reporting Person nor, to the best of their knowledge, any of their respective directors or officers has plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

ITEM 5.           Interest in Securities of the Issuer

         The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information (and such information also constitutes Item 5 of the Universal Schedule 13D, the BDTV IV
Schedule 13D and the Reporting Group Schedule 13D):

         The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference herein.

         The Company's Proxy Statement on Schedule 14A filed on January 13, 1998 (the "Company's Schedule 14A") reports that as of December 30, 1997 (the "Record Date") there were 43,701,098 shares of Common Stock outstanding and 12,227,647 shares of Class B Common Stock outstanding. After giving effect to the transactions described in Item 6 of this Schedule 13D and other issuances of Common Stock upon the exercise of employee options since the Record Date, there are 47,297,248 shares of Common Stock and 16,006,808 shares of Class B Common Stock outstanding. The Reporting Group beneficially owns 23,952,401 shares of Common Stock, representing approximately 35.5% of the shares of Common Stock. This figure assumes (i) the conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and
(ii) the exercise of 4,252,924 currently exercisable options to purchase shares of Common Stock by Mr. Diller. In addition, (i) Universal beneficially owns 54,327,170 LLC Shares exchangeable for 36,810,000 shares of Class B
Common Stock and 17,517,170 shares of


                               Page 14 of 49 pages

Common Stock and (ii) TCI beneficially owns 5 LLC Shares exchangeable for 5 shares of Common Stock. In each case, the exchange of LLC shares is subject to terms and conditions set forth in the Transaction Agreements, including the limitations of the Communications Act. As disclosed previously, Liberty HSN has the right, under certain circumstances set forth in the Liberty Exchange Agreement (as defined below) as amended by the Investment Agreement (as described below), to acquire the Liberty Exchange Shares.

         As a result of its ownership of an indirect 84% interest in Universal, Seagram may also be deemed to beneficially own the shares of Common Stock beneficially owned by Universal. Except as set forth in the cover pages of the
Schedule 13D and as described below, neither Universal or Seagram nor, to the best knowledge of Universal and Seagram, any of their respective directors or executive officers (or any other person or entity set forth in Schedule 2 attached hereto) has the power to vote or direct the vote or to dispose or to direct the disposition of any shares of Common Stock. John D. Borgia, Executive Vice President, Human Resources of Seagram, beneficially owns, directly and indirectly, 200 shares of Common Stock, representing less than .01% of the outstanding shares of Common Stock. Frank J. Biondi, Jr., the Chairman and Chief Executive Officer of Universal and a director of Universal, Seagram and the Company, beneficially owns, directly and indirectly, through a retirement account, 1,350 shares of Common Stock, representing less than .01% of the outstanding shares of Common Stock. Mr. Borgia has shared power to vote and to dispose of the shares of Common Stock and Mr. Biondi has the sole power to vote and to dispose of the shares of Common Stock reported to be owned by such person.

         Each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by each of the other Reporting Persons.

         Mr. Diller has granted to certain persons economic interests in the after-tax profits upon the sale for cash of the shares of Common Stock acquired by Mr. Diller upon the exercise of his Options as follows: Mr. Jaroslaw Bukowski (with respect to 5,500 shares), (ii) Mr. Michael Conover and Ms. Julie Schaefer (each with respect to 1,000 shares) and (iii) Messrs. Timothy Kertis, John Aitchison, Carl Tookey and Roy Kemp (each with respect to 500 shares).

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

         The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information (and such information also constitutes Item 6 of the Universal Schedule 13D, the BDTV IV
Schedule 13D and the Reporting Group Schedule 13D):

         On February 12, 1998 (the "Closing"), pursuant to an Investment Agreement among Universal, the Company, Home Shopping Network, Inc. and Liberty, dated as of October 19, 1997 and amended and restated as of December 18, 1997 (the "Investment Agreement"), the Company consummated the transaction (the "Transaction") through which USA Networks Partner, Inc., a subsidiary of Universal, sold its 50% interest in USA Networks, a New York general partnership ("USA Networks") to the Company and Universal contributed the remaining 50% interest in USA Networks and its domestic television production and distribution operations to the Company. In connection with the Transaction, the Reporting Persons became parties to a number of other agreements relating to, among other things, (i) the management of the Company, (ii) the purchase and sale or other transfer of voting securities of the Company, including securities


                               Page 15 of 49 pages
convertible or exchangeable for voting securities of the Company, and (iii) the voting of such securities. Such agreements include (a) the Governance Agreement, dated as of October 19, 1997, among the Company, Universal and Liberty, (b) the Stockholders Agreement, dated as of October 19, 1997, among Universal, Liberty, Mr. Diller, the Company and Seagram, (c) the Spinoff Agreement, dated as of October 19, 1997, among Liberty, Universal and the Company, (d) the Exchange Agreement, dated as of October 19, 1997, among the Company, Home Shopping Network, Inc., Universal, Liberty and Mr. Diller and (e) the Amended and Restated LLC Operating Agreement of USANi LLC, dated as of February 12, 1998, by and among the Company, Home Shopping Network, Inc., Universal, Liberty and Mr. Diller (the "LLC Agreement") (collectively, the "Transaction Agreements"). The summary descriptions contained in this Report of the Transaction
Agreements are qualified in their entirety by reference to the complete texts of such agreements, filed as Exhibits hereto and incorporated herein by reference.

I.       INVESTMENT AGREEMENT

A.       General

         At the Closing, Universal was issued 3,190,000 shares of Class B Common Stock, 3,560,000 shares of Common Stock and 54,327,170 LLC Shares of USANi LLC, a limited liability company (the "LLC") formed to hold all of the businesses of the Company and its subsidiaries, except for its broadcasting business and its equity interest in Ticketmaster Group, Inc. ("Ticketmaster") and received a cash payment of $1,331,913,200. Pursuant to the LLC Exchange Agreement (as defined below), 36,810,000 of the LLC Shares issued to Universal are each exchangeable for one share of Class B Common Stock and the remainder of the LLC Shares issued to Universal are each exchangeable for one share of Common Stock.

         At the Closing, Liberty was issued 589,161 shares of Class B Common Stock, representing all of the remaining Contingent Rights Shares. Of such shares, 400,000 shares of Class B Common Stock were contributed to BDTV IV, in which Mr. Diller owns all of the voting equity interests and TCI owns a non-voting equity interest (which non-voting interest constitutes substantially all of the equity of BDTV IV). In addition, Liberty purchased 5 LLC Shares at the Closing for an aggregate purchase price of $200. Liberty has also agreed to contribute $300 million in cash to the LLC by June 30, 1998 in exchange for an aggregate of 7,500,000 LLC Shares and/or shares of Common Stock. Liberty's cash purchase price will increase at an annual interest rate of 7.5% beginning from the date of the Closing through the date of Liberty's purchase of such securities (the "Liberty Closing"). Pursuant to the LLC Exchange Agreement, each LLC Share issued or to be issued to Liberty is exchangeable for one share of Common Stock.

         In addition, the Company, Universal and Liberty have agreed that, before June 30, 1998, if the parties agree on assets owned by Liberty that are to be contributed to the LLC, Liberty will contribute those assets in exchange for LLC Shares valued at $40 per share. If Liberty contributes such additional assets, Liberty has the right to elect to reduce the number of LLC Shares it is obligated to purchase for cash by an amount having a value equal to 45% of the value of the total Liberty asset contribution. If Liberty exercises the option to reduce its cash contribution, Universal


                               Page 16 of 49 pages
will have a mandatory preemptive right, at $40 per share, with respect to the net value of the Liberty asset contribution. In addition, Universal will have an optional preemptive right, valued at $40 per share, with respect to any part of a Liberty asset contribution which is not applied towards reducing Liberty's cash contribution.

B.       Preemptive Rights

         In connection with the Transaction, each of Universal and Liberty has been granted a preemptive right with respect to future issuances of the Company's capital stock, subject to certain limitations, to maintain their respective percentage ownership interests in the Company that they had immediately prior to such issuances. In addition, with respect to issuances of the Company's capital stock in certain specified circumstances, Universal will be obligated to maintain its percentage ownership interest in the Company that it had immediately prior to such issuances.

         1.       Universal

         General. In the event that following the Closing the Company issues any shares of capital stock, Universal has the right to purchase for cash the number of shares of Common Stock (or, if Universal requests, LLC Shares or a combination of Common Stock and LLC Shares) so that Universal will maintain the identical percentage equity ownership interest (but not in excess of the lesser of the percentage ownership interest limitations applicable pursuant to the Governance Agreement described below and 57.5%) in the Company that Universal owned immediately prior to such issuance. Universal will not have a preemptive right with respect to issuances of shares of the Company's securities in a Sale Transaction, and issuances of restricted stock or issuances of the Company's securities upon conversion of shares of Class B Common Stock or in respect of LLC Shares. A "Sale Transaction" is defined as a merger, consolidation or amalgamation between the Company and a non-affiliate of the Company in which the Company is acquired by such other entity or a sale of all or substantially all of the assets of the Company to another entity which is not a subsidiary of the Company.

         Universal's preemptive right percentage is currently 45%. To the extent that, during the first four years after the Closing, Universal sells shares of the Company's capital stock (or LLC Shares) or does not exercise its preemptive rights, its preemptive right percentage will be reduced, and subsequent purchases of capital stock of the Company by Universal will not result in an increase in that percentage. After this four-year period, Universal's preemptive right percentage will increase or decrease to the extent Universal buys or sells the Company's capital stock (or LLC Shares), as permitted by the Stockholders Agreement and the Governance Agreement described below.

         In measuring the percentage equity or voting interest owned by Universal (or Liberty) for purposes of the exercise of preemptive rights and the standstill provisions under the Governance Agreement, the LLC Shares and the additional shares of Common Stock issuable to Liberty under certain circumstances pursuant to the Exchange Agreement, dated as of December 20, 1996, by and


                               Page 17 of 49 pages
between Liberty HSN and the Company (the "Liberty Exchange Agreement"), will be regarded as outstanding shares on an as-exchanged basis (the "Assumptions").

         Mandatory Preemptive Right. Universal will be obligated to exercise its preemptive right in full (a "Mandatory Purchase Event") for (i) additional issuances caused by the conversion of Home Shopping Networks, Inc.'s 5 7/8% Convertible Subordinated Debentures due March 1, 2006 (the "Convertible Subordinated Debentures") into Common Stock, which debentures the Company has called for redemption effective on March 2, 1998, (ii) additional issuances within four months of the Closing in the aggregate amount of up to $200 million in Common Stock and (iii) additional issuances in the aggregate amount up to 6.3 million shares of Common Stock in connection with the acquisition by the Company of additional equity of Ticketmaster. Universal's purchase price for these securities will be $40 in cash per share. These Mandatory Purchase Events are in addition to Universal's mandatory preemptive right in connection with a Liberty contribution.

         Universal Voting Threshold. If, in connection with the exercise by Universal of its optional preemptive right, its voting power in the Company would be less than 67% (based on the Assumptions), Universal may elect to purchase, in connection with a preemptive right exercise, shares of Class B Common Stock (or LLC Shares exchangeable for shares of Class B Common Stock). However, if Universal has previously declined to exercise its optional preemptive right, then the voting threshold will be reduced to the lower percentage voting threshold owned by Universal at such time.

         In addition, the Company has a right to purchase Universal's LLC Shares to the extent that the Company purchases or redeems Company securities, to maintain Universal's ownership percentage at the levels set forth in the Governance Agreement.

         2.       Liberty

         In the event that the Company issues any securities under the circumstances described in the first paragraph under Section A.1. above, Liberty will be entitled to purchase the number of shares of Common Stock or LLC Shares exchangeable for shares of Common Stock so that Liberty will maintain the identical percentage equity beneficial ownership interest in the Company that Liberty owned immediately prior to such issuance (but not in excess of the percentage equity beneficial ownership interest that Liberty owned immediately following the Closing or the Liberty Closing). Liberty, unlike Universal, will not be obligated to maintain its percentage equity beneficial ownership interest in the Company in connection with a Mandatory Purchase Event, but Liberty may elect to do so at a cash purchase price of $40 per share. Liberty will only be entitled to purchase LLC Shares (as opposed to shares of Common Stock) if and to the extent the total number of Company securities then owned directly or indirectly by Liberty would exceed the amount allowable under applicable FCC regulations.


                               Page 18 of __ pages

B.       Management and Ownership of the LLC

         After giving effect to the Liberty Closing (assuming for such purposes that Liberty purchases 7.5 million LLC Shares), Universal will own 45.8% of the LLC, Liberty will own about 6% and the Company (primarily through a subsidiary) will own the remaining 48% interest. Except with respect to certain fundamental changes related to the LLC, the Company will manage and operate the businesses of the LLC in the same manner as it would if such businesses were wholly owned by the Company. Following the CEO Termination Date (as hereinafter defined) or Mr. Diller's becoming Disabled (as hereinafter defined), Universal (unless Liberty's beneficial ownership of Company securities and LLC Shares represents more than 5% in excess of the voting power of the Company represented by the Company securities and LLC Shares then beneficially owned by Universal) will designate the manager of the LLC who will generally be responsible for managing the businesses of the LLC. If Liberty and Universal together do not own Company securities representing at least 40% of the total voting power of the Company securities (and which represent a greater percentage than the amount owned by any other person), then the Company will select the manager of the LLC.

         The LLC Shares are exchangeable for shares of Common Stock or Class B Common Stock (in the case of Universal) and shares of Common Stock (in the case of Liberty). In the case of Liberty, this exchange obligation is generally mandatory and will occur prior to any exchange of Liberty HSN's shares of Home Shopping Network, Inc. stock pursuant to the Liberty Exchange Agreement. The exchange agreement relating to LLC Shares (the "LLC Exchange Agreement") provides customary anti-dilution adjustments relating to the capital stock and assets of the Company (except to the extent that dividends or other distributions of Company stock are accompanied by pro rata distributions with respect to LLC Shares held by Universal and Liberty, which the LLC is generally obligated to do pursuant to the Investment Agreement and the LLC Agreement).

         If the Company issues additional Company securities, the Company is obligated to purchase an equal number of LLC Shares for the same consideration as received by the Company for the issued Company securities. If the Company repurchases or redeems shares of its own stock, the Company will sell to the LLC an equal number of LLC Shares for the same consideration (or for cash, if the LLC cannot provide the same consideration). The net effect of these provisions is to cause the LLC generally to hold the proceeds of any Company equity sales or to fund the costs of any Company equity redemptions.

         The LLC Exchange Agreement also contains provisions regarding the exchange or other conversion of LLC Shares in connection with a tender offer, merger or similar extraordinary transaction, which permit Universal and Liberty to participate with respect to their LLC Shares in such a transaction as if they held Company stock. LLC Shares owned by Universal and Liberty are not transferable, except to each other in connection with transactions permitted by the Stockholders Agreement or to their respective controlled affiliates or in connection with certain extraordinary transactions relating to the Company or the LLC.


                               Page 19 of 49 pages

C.       Spinoff of Broadcast Assets

         The Company has agreed that, generally, following the CEO Termination Date or Mr. Diller becoming Disabled, at the request of Universal and subject to applicable law and the Spinoff Agreement (as described below), the Company will distribute those subsidiaries which engage in broadcasting or other regulated businesses (the "Spinoff Company") in a distribution to its stockholders (the "Spinoff") as promptly as practicable on terms and conditions that are reasonably satisfactory to Universal. Prior to effecting the Spinoff, the Company will enter into ten-year affiliation agreements with the Spinoff Company that will provide that the Spinoff Company will broadcast programming produced by the Company on customary terms and conditions, including arm's-length payment obligations.


II.      GOVERNANCE AGREEMENT

A.       General

         The Company, Universal, Liberty and Mr. Diller are parties to the Governance Agreement dated as of October 19, 1997 (the "Governance Agreement"), which sets forth certain restrictions on the acquisition of additional securities of the Company, on the transfer of Company securities and other conduct restrictions, in each case, applicable to Universal. In addition, the Governance Agreement governs Universal's and Liberty's rights to representation on the Company's Board of Directors and Universal's, Liberty's and Mr. Diller's right to approve certain actions by the Company or any subsidiary of the Company (including the LLC) (the "Fundamental Changes").

B.       Restrictions on the Acquisition of Additional Voting Securities

         The Governance Agreement provides that, for a four-year period commencing on the Closing (the "Standstill Period"), without the approval of the Company's Board, Universal will not acquire additional beneficial ownership of the Company's common equity other than through the exercise of Universal's preemptive right to maintain its percentage equity beneficial ownership interest and will not beneficially own in excess of 45.8% of the Company's common equity (which amount will increase to 48.5% between the Closing and the Liberty Closing) or a lesser percentage to the extent Universal transfers Company equity securities or fails to exercise its preemptive right (except, in any case, to the extent caused by the Company's redemption or purchase of Company securities). Following expiration of the Standstill Period, subject to applicable law, Universal may acquire additional Company securities to increase its beneficial ownership of the Company's common equity up to 50.1% of the Company's outstanding equity securities. In addition, following the first anniversary of the expiration of the Standstill Period and subject to compliance with applicable law, Universal can acquire up to 57.5% of the Company's outstanding equity securities, but not in excess of 1.5% in any 12-month period. Following the CEO Termination Date, Universal also can propose a Permitted Business Combination (as defined in the Governance Agreement). The maximum permissible ownership percentages set forth in this


                               Page 20 of __ pages
paragraph exclude any shares Universal may acquire from Liberty or Mr. Diller pursuant to the Stockholders Agreement. (These percentages are all based on the Assumptions.)

         If, during the Standstill Period, Mr. Diller no longer serves as Chief Executive Officer of the Company (provided that he does not hold a proxy to vote Universal's Company equity securities under the Stockholders Agreement) or becomes Disabled, the Standstill Period will be deemed expired and the transfer restrictions summarized below will terminate. The date that is the later of the date that Mr. Diller no longer serves as Chief Executive Officer and such date that Mr. Diller no longer holds the Universal proxy under the Stockholders Agreement is referred to as the "CEO Termination Date." In addition, the restrictions described above generally terminate:

         (i) if any person or group (other than Universal) beneficially owns more than one-third of the Company's equity securities (excluding, among other things, any securities acquired from Universal, Liberty or Mr. Diller in accordance with the Stockholders Agreement so long as Universal was offered (and did not accept) a reasonable opportunity to buy such equity securities or from the Company); or

         (ii) if any person or group (other than the Company or Universal) commences a tender or exchange offer for more than a majority of the Company's outstanding equity securities, which is not recommended against by the Company's Board. In the case of such an offer by Liberty in breach of its standstill obligations under the Stockholders Agreement, this provision applies only if Universal is unsuccessful after using good faith efforts in enforcing its standstill with Liberty described below.

          "Disabled," when used in the Governance Agreement or the Stockholders Agreement, means a disability after the expiration of more than 180 consecutive days which is determined by a designated physician to be total and permanent (i.e., a mental or physical incapacity that prevents Mr. Diller from managing the business affairs of the Company) and which continues after 90 days following receipt of notice from the Company that a disability has occurred.

C.       Transfer Restrictions

         The Governance Agreement also restricts, until the earlier of the CEO Termination Date or Mr. Diller becoming Disabled, Universal's ability to transfer Company securities to another party by providing that during the Standstill Period and subject to the Stockholders Agreement that further restricts Universal's ability to transfer Company securities, Universal may only transfer Company securities in limited circumstances, including as follows:

         (i) in a widely dispersed public offering pursuant to registration rights to be granted to Universal or a pro rata distribution to Universal's stockholders (which, in the case of Seagram, must be to its public stockholders);


                               Page 21 of __ pages

         (ii) in a sale in accordance with Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), except generally not to a transferee who would beneficially own more than 5% of the Company's equity following such purchase;

         (iii) in a tender or exchange offer that is not rejected by the Company Board or to the Company in connection with a self-tender offer;

         (iv) in transfers of up to 5% in the aggregate to any institutional or financial investors, not exercisable on more than two occasions in any six-month period;

         (v) in pledges in connection with bona fide financings with a financial institution; and

         (vi) in transfers to Liberty, Mr. Diller or any controlled affiliate of Universal that signs the Governance Agreement.

         At any time that Universal beneficially owns at least 20% of the Company's equity securities, any transfers by Universal, other than the transfers permitted during the Standstill Period, will be subject to a right of first refusal in favor of the Company which right is secondary to the right of first refusal of Mr. Diller (to the extent applicable) provided in the Stockholders Agreement.

         In addition, the Governance Agreement provides that LLC Shares cannot be transferred by Universal or Liberty to non-affiliates, other than to each other. Accordingly, prior to a permitted transfer, any LLC Shares intended to be transferred by either Universal or Liberty generally must first be exchanged for Class B Common Stock or Common Stock, as the case may be. The Stockholders Agreement further provides that, as long as the CEO Termination Date has not occurred and Mr. Diller is not Disabled, Universal or Liberty, as the case may be, must first offer Mr. Diller (or his designee) the opportunity to exchange shares of Class B Common Stock owned by the transferring party for shares of Common Stock. If Mr. Diller (or his designee) does not exchange such shares (or if the CEO Termination Date has occurred or Mr. Diller is Disabled), any shares of Class B Common Stock to be transferred by Universal must first be exchanged into shares of Common Stock unless the transferee agrees to be bound by the restrictions contained in the Governance Agreement applicable to Universal to the extent that the transferee owns 10% or more of the Total Voting Power. Such a transferee would be subject to the remaining limitations on Universal's acquisition of the Company's securities and conduct restrictions contained in the Governance Agreement.

D.       Universal Conduct Restrictions

         Universal has agreed not to propose to the Company Board any merger, tender offer or other business combination involving the Company. Universal also has agreed to related restrictions on its conduct, such as:


                               Page 22 of __ pages

         (i) not seeking to influence the management of the Company, other than as permitted by the Governance Agreement and the Stockholders Agreement;

         (ii) not entering into agreements relating to the voting of the Company's securities, except as permitted by the Governance Agreement and the Stockholders Agreement;

         (iii) generally not initiating or proposing any stockholder proposal in opposition to the recommendation of the Company Board; and

         (iv) not joining with others (other than Liberty and Mr. Diller pursuant to the Transaction Agreements) for the purpose of acquiring, holding, voting or disposing of any Company securities.

The foregoing restrictions terminate on the earlier of the CEO Termination Date and such time as Mr. Diller becomes Disabled.

E.       Representation on the Company Board

         Pursuant to the Governance Agreement, Universal is permitted initially to designate four persons, reasonably satisfactory to the Company, to the Company Board, of whom no more than one can be a non-affiliate of Universal, and generally will have the right to designate one Company Board member for each 10% ownership of Company equity (including LLC Shares) up to a maximum of four directors. The four Universal designees serving as directors of the Company since the Closing are Edgar Bronfman, Jr., Robert W. Matschullat, Frank J. Biondi, Jr. and Samuel Minzberg.

         In addition, pursuant to the Governance Agreement, provided that Liberty's Company stock ownership remains at certain levels and subject to applicable law, Liberty will have the right to designate up to two directors of the Company at such time as Liberty is no longer prohibited from having representation on the Company Board. Pursuant to FCC law and regulations, Liberty is not currently permitted to have a designee on the Company Board. The Company has also agreed in the LLC Agreement that, subject to the same ownership thresholds, Liberty will be permitted to designate, depending on its ownership level, one or two directors to the Board of Directors of the LLC, to the extent that Liberty is not permitted to designate directors of the Company. The two Liberty designees serving as directors of the LLC since the Closing are Robert
R. Bennett and Leo J. Hindery, Jr. The other members of the Board of Directors of the LLC are the Company's directors.

F.       Fundamental Changes

         The Company has agreed that neither the Company nor any subsidiary of the Company (including the LLC) will effect a Fundamental Change without the prior approval of Universal, Liberty and Mr. Diller (each, a "Stockholder") so long as such Stockholders beneficially own certain minimum amounts of Company securities. The Fundamental Changes are as follows:


                               Page 23 of __ pages

         (i) Any transaction not in the ordinary course of business, launching new or additional channels or engaging in any new field of business which will result in or is reasonably likely to result in such Stockholder's being required under law to divest itself of all or any part of its Company securities, LLC Shares or any material assets or render any such ownership illegal or subject such Stockholder to any fines, penalties or material additional restrictions or limitations.

         (ii) Any combination of the following, in any case, in one transaction or a series of transactions during a six-month period, with a value of 10% or more of the market value of the Company's outstanding equity securities at the time of such transaction (assuming that all LLC Shares and Additional Liberty Shares are converted or exchanged into Company securities):

                  (A) acquiring or disposing of any assets or business, provided that the matters contemplated by the Investment Agreement, including with respect to the Spinoff (conducted in accordance with the Spinoff Agreement (as defined herein)), will not require the prior approval of Liberty;

                  (B) granting or issuing any debt or equity securities of the Company or any of its subsidiaries (including the LLC) other than as contemplated by, among other things, the Investment Agreement;

                  (C) redeeming, repurchasing or reacquiring any debt or equity securities of the Company or any of its subsidiaries (including the LLC) other than as contemplated by, among other things, the Investment Agreement; or

                  (D)      incurring any indebtedness.

         (iii) For a five-year period following the Closing, disposing of any interest in USA Networks or, other than in the ordinary course of business, its assets, provided that matters set forth in this clause (iii) will constitute a Fundamental Change only with respect to Mr. Diller and Universal and will not require the approval of Liberty.

         (iv) Disposing of or issuing any LLC Shares except as contemplated by the Transaction Agreements or pledges in connection with financings.

         (v) Voluntarily commencing any liquidation, dissolution or winding up of the Company or any material subsidiary (including the LLC).


                               Page 24 of 49 pages

         (vi) Making any material amendments (other than as contemplated by the Investment Agreement and the Stockholders Agreement) to the Amended and Restated Certificate of Incorporation of the Company, the Amended and Restated By-Laws of the Company, the LLC Agreement or the By-Laws of the LLC.

         (vii) Engaging in any line of business other than media, communications and entertainment products, services and programming, and electronic retailing, or other businesses engaged in by the Company on the date of the Investment Agreement or as contemplated by the Investment Agreement, provided that neither the Company nor the LLC shall engage in theme park, arcade or film exhibition businesses so long as Universal is restricted from competing in such lines of business under non-compete or similar agreements and such agreements would be applicable to the Company and/or the LLC, as the case may be, by virtue of Universal's ownership therein. The matters set forth in the foregoing proviso will constitute a Fundamental Change only with respect to Mr. Diller and Universal and will not require the approval of Liberty.

         (viii) Settling of any litigation, arbitration or other proceeding which is other than in the ordinary course of business and which involves any material restriction on the conduct of business by the Company or such Stockholder or the continued ownership of assets by the Company or such Stockholder.

         (ix) Engaging in any transaction (other than those contemplated by the Investment Agreement) between the Company and its affiliates, on the one hand, and Mr. Diller, Universal or Liberty, and their respective affiliates, on the other hand, subject to exceptions relating to the size of the proposed transaction and except for those transactions which are otherwise on an arm's-length basis.

         (x) Adopting any stockholder rights plan (or any other plan or arrangement that could reasonably be expected to disadvantage any stockholder on the basis of the size or voting power of its shareholding) that would adversely affect such Stockholder.

         (xi) Entering into any agreement with any holder of the Company's equity securities or LLC Shares in such stockholder's or interest holder's capacity as such, as the case may be, which grants such stockholder with approval rights similar in type and magnitude to those set forth in these Fundamental Changes.

         (xii) Entering into any transaction that could reasonably be expected to impede the Company's ability to engage in the Spinoff or cause it to be taxable.

G.       Registration Rights


                               Page 25 of 49 pages

         The Governance Agreement provides that Universal, Liberty and Mr. Diller are entitled to customary registration rights (including six, four and two "demand" rights for Universal, Liberty and Mr. Diller, respectively) relating to the Company securities they own.

III.     STOCKHOLDERS AGREEMENT

A.       General

         Universal, Liberty, Mr. Diller, the Company and Seagram are parties to a Stockholders Agreement, dated October 19, 1997 (the "Stockholders Agreement"), which governs the ownership, voting, transfer or other disposition of Company securities owned by Universal, Liberty and Mr. Diller (and their respective affiliates) and pursuant to which Mr. Diller will generally exercise voting control over the equity securities of the Company held by such persons and certain of their affiliates. The Stockholders Agreement supersedes as of the Closing, in its entirety, the agreement, dated as of August 24, 1995, between Mr. Diller and Liberty, as amended by the letter agreement, dated as of August 25, 1996, relating to the securities of the Company.

B.       Voting Authority

         Pursuant to the Stockholders Agreement, each of Universal and Liberty has granted to Mr. Diller an irrevocable proxy with respect to all Company securities owned by Universal, Liberty and certain of their affiliates for all matters, except for Fundamental Changes, which require the consent of each of Mr. Diller, Universal and Liberty. The proxy will generally remain in effect until the earlier of the CEO Termination Date or such date that Mr. Diller becomes Disabled, provided that Mr. Diller continues to beneficially own at least 5,000,000 shares of Common Stock (including options to acquire shares of Common Stock, whether or not exercisable).

         Universal, Liberty and Mr. Diller have also agreed to vote all Company securities over which they have voting control in favor of the respective designees of Universal and Liberty to the Company Board, as provided in the Transaction Agreements. In addition, Universal, Liberty and Mr. Diller have each agreed not to consent to any Fundamental Change to which any other such party entitled to consent thereto does not consent.

         Mr. Diller has agreed with Universal that, after the CEO Termination Date or such date that Mr. Diller becomes Disabled, and so long as he beneficially owns Company securities representing at least 7.5% of the Total Voting Power (excluding securities beneficially owned by Universal or Liberty), at Universal's option he will either vote his shares in his own discretion or in proportion to the vote of the Public Stockholders (as defined in the Stockholders Agreement).

C.       Liberty Conduct Limitations; Board Representation

         Liberty has agreed with Universal that it will not beneficially own more than the greater of (i) 20% of the outstanding Company securities or (ii) the percentage of Company securities


                               Page 26 of __ pages
beneficially owned by it following the Liberty Closing (up to 25%), which percentage will be reduced to reflect sales of Company equity by Liberty or in the event that Liberty does not exercise its preemptive right pursuant to the Investment Agreement (provided that if Liberty's initial ownership percentage is less than 20%, such reduction is calculated as if it were 20%). Liberty also has agreed with Universal not to propose to the Company Board the acquisition by Liberty, in a merger, tender offer or other business combination, of the outstanding Company securities. These restrictions terminate upon the earlier of such time as Liberty beneficially owns less than 5% of the outstanding Company securities or the date that Universal beneficially owns fewer shares than Liberty beneficially owns (the "Standstill Termination Date").

         Liberty has agreed to related restrictions on its conduct, such as:


         (i) not seeking to elect directors to the Company Board or otherwise to influence the management of the Company, other than as permitted by the Transaction Agreements;

         (ii) not entering into agreements relating to the voting of Company securities, except as permitted by the Stockholders Agreement;

         (iii) generally not initiating or proposing any stockholder proposal in opposition to the recommendation of the Company Board; and

         (iv) not joining with others (other than Universal and Mr. Diller pursuant to the Transaction Agreements) for the purpose of acquiring, holding, voting or disposing of any Company securities.

         The foregoing restrictions terminate on the earlier of such time as Liberty beneficially owns less than 5% of the outstanding Company securities) or the Standstill Termination Date.

         Liberty is not permitted to designate for election to the Company Board more than two directors, subject to applicable law. This restriction terminates on the Standstill Termination Date.

D.       Restrictions on Transfers

         Until the earlier of the CEO Termination Date or such date that Mr. Diller becomes Disabled, neither Liberty nor Mr. Diller can transfer shares of Company stock, other than (i) transfers by Mr. Diller to pay taxes relating to certain Company incentive compensation and stock options, (ii) transfers to each party's respective affiliates, (iii) certain pledges relating to financings and
(iv) transfers of Options or Company stock in connection with "cashless exercises" of Mr. Diller's Options. These restrictions are subject to a number of exceptions (which exceptions are subject to rights of first refusal as described below), including the following:

         (i) after August 24, 2000, Liberty or Mr. Diller may generally sell all or any portion of their Company securities;


                               Page 27 of 49 pages

          (ii) following the CEO Termination Date or such time as Mr. Diller becomes Disabled, Mr. Diller may transfer his Company stock; and

         (iii) either stockholder may transfer Company stock so long as, in the case of Mr. Diller, Mr. Diller continues to beneficially own at least 1,100,000 shares of Company securities (including stock options) and, in the case of Liberty, Liberty continues to beneficially own at least 1,000,000 shares of Company securities and, in the case of a transfer of the shares of Class B Common Stock by BDTV or BDTV II (which together hold 9,809,111 shares of Class B Common Stock), after such transfer, Liberty, Universal and Mr. Diller collectively control 50.1% of the Total Voting Power.

         Universal has agreed that, until August 24, 2000, it will not transfer shares of Company stock (or convert Class B Common Stock into Common Stock) so that owns a number of shares with fewer votes than if owed immediately following the Closing, subject to certain exceptions.

E.       Rights of First Refusal and Tag-Along Rights

         Each of Universal and Mr. Diller has a right of first refusal with respect to certain sales of Company securities by the other party. Liberty's rights in this regard are secondary to any Universal right of first refusal on transfers by Mr. Diller. Liberty and Mr. Diller each also generally has a right of first refusal with respect to certain transfers by the other party. In addition, Universal has a right of first refusal (subject to Mr. Diller not having exercised his right of first refusal) with respect to sales by Liberty prior to August 24, 2000 of a number of shares of Company stock having the aggregate number of votes represented by the shares of Common Stock and Class B Common Stock received by Universal at the Closing. Rights of first refusal may be exercised by the Stockholder or the Stockholder's designee, subject to the terms of the Stockholders Agreement.

         In addition, Mr. Diller has agreed to grant to Liberty a right to "tag along" (i.e., participate on a pro rata basis) on certain sales of Company stock by Mr. Diller. These tag-along rights are subject to a number of exceptions, including relating to the quantity of shares sold or the permitted transfers described in paragraph III.D above.

         In the event that Universal transfers a substantial amount of its Company stock (more than 50% of its interest as of the Closing or an amount that results in a third party owning (i) a greater percentage of the Company equity than that owned by (x) Universal and (y) Liberty or any other stockholder and
(ii) at least 25% of the Total Voting Power), Universal has granted a tag-along right to each of Liberty and Mr. Diller.

         Under the Governance Agreement, transfers of Company securities by Universal (whether before or after the CEO Termination Date or such date as Mr. Diller becomes Disabled) are subject to a right of first refusal in favor of the Company (but secondary to the rights of first refusal provided in the Stockholders Agreement), as long as Universal beneficially owns at least 20% of the total Company securities. This right of first refusal does not apply to transfers by Universal under the Governance Agreement that are permitted prior to the Standstill termination of the Standstill period Date.


                               Page 28 of __ pages

F.       Put and Call Rights

         Universal, Liberty and Mr. Diller have agreed to certain put and call arrangements, pursuant to which one party has the right to sell (or the other party has the right to acquire) shares of Company stock held by another party.

         Liberty/Universal Put and Call Rights. Prior to the CEO Termination Date or such date as Mr. Diller becomes Disabled, Universal generally has the right to acquire substantially all of Liberty's Company securities in the event that Mr. Diller and Universal agree to take an action that would constitute a Fundamental Change described in clause (ii) under "Fundamental Changes" in paragraph II.F above and Liberty has the right to consent to such Fundamental Change but does not provide its consent. In addition, at any time after the CEO Termination Date or such date as Mr. Diller becomes Disabled, Liberty has the right to require Universal to purchase substantially all of Liberty's Company securities, and Universal has the reciprocal right to elect to acquire such shares. Universal may effect these acquisitions through a designee. The Stockholders Agreement sets forth provisions to establish the purchase price and conditions for these transactions.

         Universal also has certain rights and obligations to acquire Liberty's Company securities in connection with a Permitted Business Combination, in the event that Universal using its best efforts cannot provide Liberty with tax-free consideration in connection with such a transaction. This provision effectively means that, after such a transaction, Liberty would not own in excess of 20% of the outstanding equity of the resulting company.

         Diller Put. Following the CEO Termination Date or such date as Mr. Diller becomes Disabled (the "Put Event"), Mr. Diller has the right, during the one-year period following the Put Event, to require Universal to purchase for cash shares of Company stock beneficially owned by Mr. Diller and that were acquired by Mr. Diller from the Company (e.g. pursuant to the exercise of stock options). If the Put Event occurs prior to the fourth anniversary of the Closing, the purchase price will be a weighted average market price for the Common Stock for a period following public announcement of the Put Event. If the Put Event occurs after that four-year period, but Mr. Diller exercises his put right within 10 business days of the Put Event, the price will be based on a weighted average market price of the Common Stock prior to public announcement of the Put Event. In all other cases, the price per share received by Mr. Diller will be a weighted average market price for a period immediately preceding the exercise of the put.

         Mr. Diller's put right must be transferred by Universal in the event that it sells a certain amount of its Company securities to a third party. Universal's obligations with respect to the put terminate at the time that Universal no longer beneficially owns at least 10% of the Company equity. Liberty does not have a tag-along right with respect to the Put Event exercise.

G.       Transfers of Shares of Class B Common Stock

         During the term of the Stockholders Agreement, transfers of shares of Class B Common Stock are generally prohibited (other than to another Stockholder party or between a Stockholder and


                               Page 29 of 49 pages
its affiliates). If a stockholder proposes to transfer these shares, Mr. Diller is entitled to first swap any shares of Common Stock he owns for such shares of Class B Common Stock and, thereafter, any other non-transferring Stockholder (with Universal's right preceding Liberty's) may similarly swap shares of Common Stock for shares of Class B Common Stock proposed to be transferred. To the extent there remain shares of Class B Common Stock that the selling stockholder would otherwise transfer to a third party, such shares must be converted into shares of Common Stock prior to the transfer. This restriction does not apply to, among other transfers, a transfer by Universal after the CEO Termination Date. Under the Governance Agreement, a transferee of Universal's shares of Class B Common Stock must agree to the conduct and securities ownership restrictions applicable to Universal, if such transferee would own at least 10% of the Total Voting Power.

H.       BDTV Entity Arrangements

         Mr. Diller and Liberty will continue to have substantially similar arrangements with respect to the voting control and ownership of the equity of BDTV, BDTV II, BDTV III, BDTV IV and any other BDTV entity that may be formed (collectively, the "BDTV Entities"), which hold a substantial majority of the Total Voting Power. These arrangements effectively provide that Mr. Diller controls the voting of Company securities held by these entities, other than with respect to Fundamental Changes, and Liberty retains substantially all of the equity interest in such entities. If applicable law permits Liberty to hold directly the shares of Company stock held by the BDTV Entities, then Liberty may purchase Mr. Diller's nominal equity interest in these entities for a fixed price, in which case the shares of Company stock then held by Liberty would otherwise be subject to the proxy described above held by Mr. Diller with respect to Liberty's and Universal's shares of Company stock pursuant to the Stockholders Agreement.

I.       Termination of Stockholders Agreement

         Universal's rights and obligations under the Stockholders Agreement generally terminate at such time as Universal no longer beneficially owns at least 10% of the Company equity.

         Mr. Diller's and Liberty's rights and obligations under the Stockholders Agreement generally terminate (other than with respect to Mr. Diller's put right) at such time as, in the case of Mr. Diller, he no longer beneficially owns at least 1,100,000 shares of Company equity securities, and, in the case of Liberty, 1,000,000 shares. Certain of Liberty's rights and obligations relating to its put/call arrangements with Universal and its tag-along rights terminate when it no longer has the right to consent to Fundamental Changes under the Governance Agreement. Mr. Diller's rights and obligations (other than with respect to Mr. Diller's put right) also generally terminate upon the CEO Termination Date or such date as Mr. Diller becomes Disabled.

         Transferees of Company securities as permitted by the Stockholders Agreement and who would beneficially own in excess of 15% of the Total Voting Power generally are not entitled to any rights of the transferring stockholder under the agreement but are, generally for a certain period of time, subject to the obligations regarding the election of directors among others. These transferees must also vote with respect to Fundamental Changes in the manner agreed upon by the other two stockholders. In addition, a


                               Page 30 of __ pages
transferee of Liberty or Mr. Diller who would own that amount of the Total Voting Power would also be subject, generally for a certain period of time to the limitations on acquisitions of additional Company securities summarized above.

IV.      SPINOFF AGREEMENT

         Universal, Liberty and the Company are parties to the Spinoff Agreement, dated as of October 19, 1997 (the "Spinoff Agreement"), which generally provides for interim arrangements relating to management of the Company and efforts to achieve the Spinoff or a sale of the Company's broadcast stations and, in the case of a Spinoff, certain arrangements relating to their respective rights (including preemptive rights) in the Company resulting from the Spinoff. The provisions of the Spinoff Agreement do not become operative until the earlier of the CEO Termination Date or such date as Mr. Diller becomes Disabled.

         Liberty and Universal have agreed to use their reasonable best efforts to cause an interim CEO to be appointed, who is mutually acceptable to them and is independent of Liberty and Universal. If Universal elects, within 60 days of the CEO Termination Date or such date as Mr. Diller becomes Disabled, to effect a sale of the Company's broadcast stations, this designated CEO would generally have a proxy to vote Liberty's Company Stock, at Universal's option (or, if Liberty beneficially owns a greater percentage of Company securities than Universal, Liberty's option), either in such CEO's discretion or in the same proportion as the public stockholders, pending completion of the station divestiture.

         If Universal elects to complete the station divestiture, Liberty and Universal (and the Company) have agreed to use best efforts to cause the divestiture to be structured as a tax-free distribution to the Company's stockholders (the Spinoff). If a tax-free Spinoff is not available, the Company has agreed to use its best efforts to sell the stations, except that if the Company Board (other than any designees of Universal or Liberty) determines that a taxable spinoff, when compared with a sale, represents a superior alternative the Company will consummate a taxable spinoff. Universal has agreed to reimburse Liberty in connection with any such taxable spinoff in an amount up to $50 million with respect to any actual tax liability incurred by Liberty in such a transaction.

         If Universal makes the election described above, Liberty has agreed not to transfer, directly or indirectly, any of its Common Stock or Class B Common Stock for a period of fourteen months after the CEO Termination Date or such date as Mr. Diller becomes Disabled if such transfer would result in Universal and Liberty ceasing to own at least 50.1% of the outstanding Company voting power (as long as Universal has not transferred more than 3% of the outstanding Company securities following the Closing).

         The Company has agreed that, subject to the terms of the Spinoff Agreement and its obligations under the Investment Agreement, so long as (i) Universal beneficially owns at least 40% of the total equity securities of the Company and no other stockholder owns more than the amount owned by Universal, or (ii) Liberty and Universal together own at least 50.1% of such equity securities, the Company will use its reasonable best efforts to enable Universal and Liberty to achieve the purposes of the Spinoff Agreement.


                               Page 31 of 49 pages

         The foregoing summary descriptions of the Transaction Agreements are qualified in their entirety by reference to the Transaction Agreements, which are attached hereto as Exhibits and incorporated herein by reference.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         The information contained in Item 7 of the TCI Schedule 13D and the Barry Diller Schedule 13D is hereby amended and supplemented by adding the following information (and such information also constitutes Item 7 of the Universal Schedule 13D):

         The following documents are filed as exhibits to this statement:

         32. Investment Agreement among Universal Studios, Inc., HSN, Inc., Home Shopping Network, Inc. and Liberty Media Corporation, dated as of October 19, 1997 as amended and restated as of December 18, 1997.

         33. Governance Agreement among HSN, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of October 19, 1997.

         34. Stockholders Agreement among Universal Studios, Inc., Liberty Media Corporation, Barry Diller, HSN, Inc. and The Seagram Company Ltd. dated as of October 19, 1997.

         35. Spinoff Agreement among Liberty Media Corporation, Universal Studios, Inc. and HSN, Inc. dated as of October 19, 1997.

         36. Exchange Agreement among HSN, Inc., Universal Studios, Inc. and Liberty Media Corporation, dated as of October 19, 1997.

         37. Amended and Restated LLC Operating Agreement of USANi LLC, by and among USA Networks, Inc., Home Shopping Network, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of February 12, 1998.

         38. Letter Agreement between Liberty HSN, Inc. and HSN, Inc., dated as of October 19, 1997.

         39. Fourth Amended and Restated Joint Filing Agreement between Tele-Communications, Inc., Universal Studios, Inc., The Seagram Company Ltd. and Barry Diller, dated as of February 23, 1998.

         40.      Certificate of Incorporation of BDTV IV INC.


                               Page 32 of __ pages

                                    SIGNATURE



         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: February 23, 1998


                                            TELE-COMMUNICATIONS, INC.



                                            By:   /s/ Stephen M. Brett
                                                  ------------------------------
                                            Name: Stephen M. Brett
                                            Title: Senior Vice President and
                                                   General Counsel



                                                  /s/ Barry Diller
                                                  ------------------------------
                                                     Barry Diller


                                            UNIVERSAL STUDIOS, INC.



                                            BY:   /s/ Brian C. Mulligan
                                                  ------------------------------
                                            NAME: Brian C. Mulligan
                                            TITLE: Senior Vice President


                                            THE SEAGRAM COMPANY LTD.



                                            By:   /s/ Daniel R. Paladino
                                                  ------------------------------
                                            Name: Daniel R. Paladino
                                            Title: Executive Vice President


                               Page 33 of 49 pages

                                            BDTV INC.



                                            By:  /s/ Barry Diller
                                                  ------------------------------
                                            Name: Barry Diller
                                            Title: President


                                            BDTV II INC.



                                            By:   /s/ Barry Diller
                                                  ------------------------------
                                            Name: Barry Diller
                                            Title: President



                                            BDTV III INC.



                                            By:   /s/ Barry Diller
                                                  ------------------------------
                                            Name: Barry Diller
                                            Title: President



                                            BDTV IV INC.



                                            By:   /s/ Barry Diller
                                                  ------------------------------
                                            Name: Barry Diller
                                            Title: President



                               Page 34 of 49 pages

                                INDEX TO EXHIBITS


                                                                   SEQ. PAGE NO.
1.  Written Agreement between TCI and Mr. Diller regarding
    Joint Filing of Schedule 13D./*/
2. Definitive Term Sheet regarding Stockholders Agreement, dated as of August 24, 1995, by and between Liberty
    Media Corporation and Mr. Diller./*/
3.  Definitive Term Sheet regarding Equity Compensation
    Agreement, dated as of August 24, 1995, by and between the Company and Mr. Diller./*/
4.  Press Release issued by the Company and Mr. Diller, dated
    August 25, 1995./*/
5. Letter Agreement, dated November 13, 1995, by and between Liberty Media Corporation and Mr. Diller./*/
6. Letter Agreement, dated November 16, 1995, by and between Liberty Media Corporation and Mr. Diller./*/
7.  First Amendment to Stockholders Agreement, dated as of
    November 27, 1995, by and between Liberty Media
    Corporation and Mr. Diller./*/
8.  Agreement and Plan of Merger, dated as of November 27,
    1995, by and among Silver Management Company,
    Liberty Program Investments, Inc., and Liberty HSN,
    Inc./*/
9. Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver
    King Communications, Inc./*/
10. Agreement and Plan of Merger, dated as of November 27,
    1995, by and among Silver King Communications, Inc.,
    Thames Acquisition Corp. and Savoy Pictures
    Entertainment, Inc./*/
11. Voting Agreement, dated as of November 27, 1995, by and among Certain Stockholders of the Company and Savoy
    Pictures Entertainment, Inc./*/


                               Page 35 of __ pages

12. Letter Agreement, dated March 22, 1996, by and between Liberty Media Corporation and Barry Diller./*/
13. In re Applications of Roy M. Speer and Silver
    Management Company, Federal Communications
    Commission Memorandum and Order, adopted March 6,
    1996 and released March 11, 1996./*/
14. In re Applications of Roy M. Speer and Silver
    Management Company, Request for Clarification of Silver Management Company, dated April 10, 1996./*/
15. In re Applications of Roy M. Speer and Silver
    Management Company, Federal Communications
    Commission Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14, 1996./*/
16. Amended and Restated Joint Filing Agreement of TCI, Mr.
    Diller and BDTV./*/
17. Amended and Restated Certificate of Incorporation of
    BDTV INC./*/
18. Press Release issued by the Company and Home Shopping Network, Inc., dated August 26, 1996./*/
19. Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among the Company, Home
    Shopping Network, Inc., House Acquisition Corp., and
    Liberty HSN, Inc./*/
20. Termination Agreement, dated as of August 25, 1996, among the Company, BDTV Inc., Liberty Program Investments, Inc., and Liberty HSN, Inc./*/
21. Voting Agreement, dated as of August 25, 1996, by and among Certain Stockholders of Home Shopping Network, Inc. and the Company./*/
22. Voting Agreement, dated as of August 25, 1996, by and among Barry Diller, Liberty Media Corporation, Arrow Holdings, LLC, BDTV Inc., and Home Shopping
    Network, Inc./*/


                               Page 36 of __ pages

22. Voting Agreement, dated as of August 25, 1996, by and among Barry Diller, Liberty Media Corporation, Arrow Holdings, LLC, BDTV Inc., and Home Shopping
    Network, Inc./*/
23. Letter Agreement, dated as of August 25, 1996, by and between Liberty Media Corporation and Barry Diller./*/
24. Second Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc. and BDTV II
    Inc./*/
25. Stock Exchange Agreement, dated as of December 20,
    1996, by and between the Company and Liberty HSN, Inc./*/
26. Letter Agreement, dated as of February 3, 1997, by and between BDTV INC. and David Geffen./*/
27. Stock Exchange Agreement, dated as of May 20, 1997, by and between HSN, Inc. and Mr. Allen./*/
28. Stockholders Agreement, dated as of May 20, 1997, by and among, Mr. Diller, Mr. Allen and Liberty Media Corporation./*/
29. Letter Agreement, dated as of May 20, 1997, by and between Mr. Diller and Liberty Media Corporation./*/
30. Third Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc., BDTV II Inc.
    and BDTV III Inc./*/
31. Certificate of Incorporation of BDTV III Inc./*/
32. Investment Agreement among Universal Studios, Inc.,
    HSN, Inc., Home Shopping Network, Inc. and Liberty
    Media Corporation, dated as of October 19, 1997 as amended and restated as of December 18, 1997.
33. Governance Agreement among HSN, Inc., Universal
    Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of October 19, 1997.
34. Stockholders Agreement among Universal Studios, Inc., Liberty Media Corporation, Barry Diller, HSN, Inc. and
    The Seagram Company Ltd. dated as of October 19, 1997.


                               Page 37 of __ pages

35. Spinoff Agreement among Liberty Media Corporation, Universal Studios, Inc. and HSN, Inc. dated as of October 19, 1997.
36. Exchange Agreement among HSN, Inc., Universal Studios, Inc. and Liberty Media Corporation, dated as of October 19, 1997.
37. Amended and Restated LLC Operating Agreement of
    USANi LLC, by and among USA Networks, Inc., Home
    Shopping Network, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of February 12, 1998.
38. Letter Agreement between Liberty HSN, Inc. and HSN,
    Inc., dated as of October 19, 1997.
39. Fourth Amended and Restated Joint Filing Agreement between Tele-Communications, Inc., Universal Studios, Inc., The Seagram Company Ltd. and Barry Diller, dated as of February 23, 1998.
40. Certificate of Incorporation of BDTV IV INC.

/*/ Previously filed.



                               Page 38 of __ pages

                                   SCHEDULE 1


                  1. Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Universal. The name of each person who is a director of Universal is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 100 Universal City Plaza, Universal City, California 91608.

                                                    Principal Occupation
     Name and Business Address                         or Employment                         Citizenship
-----------------------------------------     ---------------------------------------    -----------------------
EDGAR BRONFMAN, JR.*                           Chief Executive Officer                   United States
375 Park Avenue                                and President of Seagram and
New York, New York 10152                       Chairman of the Executive
                                               Committee of Universal

SAMUEL BRONFMAN II*                            President of Seagram Chateau              United States
2600 Campus Drive                              & Estate Wines Company (a
Suite 160                                      division of a subsidiary of
San Mateo, CA 94403                            Seagram)

ARNOLD M. LUDWICK*                             Vice President of Seagram                 Canada
c/o Claridge Inc.
1170 Peel Street
8th Floor
Montreal, Quebec
Canada H3B 4P2

ROBERT W. MATSCHULLAT*                         Vice Chairman and Chief                   United States
375 Park Avenue                                Financial Officer of Seagram
New York, New York 10152

YASUO NAKAMURA*                                General Manager, Matsushita               Japan
                                               Entertainment & Media Liaison
                                               Office at Universal

FRANK J. BIONDI, JR.*                          Chairman and Chief Executive              United States
                                               Officer of Universal

RON MEYER*                                     President and Chief Operating
                                               Officer of Universal                      United States


                                                Page 39 of __ pages

                                                      Principal Occupation
      Name and Business Address                           or Employment                         Citizenship
-----------------------------------------     ---------------------------------------    -----------------------
HOWARD L. WEITZMAN                             Executive Vice President,                 United States
                                               Corporate Operations of
                                               Universal

BRUCE L. HACK*                                 Executive Vice President and              United States
                                               Chief Financial Officer of
                                               Universal

DOUGLAS P. MORRIS                              Executive Vice President                  United States

CATHY A. NICHOLS                               Executive Vice President                  United States

CASEY SILVER                                   Executive Vice President                  United States

KAREN RANDALL                                  Senior Vice President and                 United States
                                               General Counsel of Universal

KENNETH L. KAHRS                               Senior Vice President, Human              United States
                                               Resources of Universal

DEBORAH S. ROSEN                               Senior Vice President,                    United States
                                               Corporate Communications and
                                               Public Affairs of
                                               Universal

BRIAN C. MULLIGAN                              Senior Vice President of                  United States
                                               Universal

HELLENE S. RUNTAGH                             Senior Vice President of                  United States
                                               Universal

JAY E. SHECTER                                 Vice President, Strategic                 Canada
                                               Sourcing of Universal

PAUL BUSCEMI                                   Vice President, Tax of Joseph             United States
800 Third Avenue                               E. Seagram & Sons, Inc. and
New York, New York  10022                      Vice President of Universal

MAREN CHRISTENSEN                              Vice President of Universal               United States


H. STEPHEN GORDON                              Vice President of Universal               United States

MARC PALOTAY                                   Vice President of Universal               United States


                               Page 40 of __ pages

                                                     Principal Occupation
       Name and Business Address                         or Employment                         Citizenship
-----------------------------------------     ---------------------------------------    -----------------------
WILLIAM A. SUTMAN                              Vice President and Controller             United States
                                               of Universal

SHARON S. GARCIA                               Secretary of Universal                    United States

PAMELA F. CHERNEY                              Treasurer of Universal                    United States

LEW R. WASSERMAN*                              Chairman Emeritus of                      United States
                                               Universal

         2. Set forth below are the name, business address, principal occupation or employment and citizenship of each director and executive officer of Seagram. The name of each person who is a director of Seagram is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 375 Park Avenue, New York, New York 10152.

                                                    Principal Occupation
      Name and Business Address                         or Employment                         Citizenship
-----------------------------------------     ---------------------------------------    -----------------------
EDGAR M. BRONFMAN*                            Chairman of the Board of                    United States
                                              Seagram

THE HON. CHARLES R.                           Co-Chairman of the Board and                Canada
  BRONFMAN, P.C., C.C.*                       Chairman of the Executive
501 North Lake Way                            Committee of Seagram
Palm Beach, Florida 33480

EDGAR BRONFMAN, JR.*                          Chief Executive Officer and                 United States
                                              President of Seagram

SAMUEL BRONFMAN II*                           President of Seagram Chateau                United States
2600 Campus Drive                             & Estate Wines Company (a
Suite 160                                     division of a subsidiary of
San Mateo, CA  94403                          Seagram)


                               Page 41 of __ pages

                                                    Principal Occupation
      Name and Business Address                         or Employment                         Citizenship
-----------------------------------------     ---------------------------------------   -----------------------
MATTHEW W. BARRETT, O.C.*                     Chairman and Chief Executive              Canada
First Bank Tower                              Officer of Bank of Montreal (a
68th Floor                                    financial institution)
First Canadian Place
100 King Street West
Toronto, Ontario M5X 1A1

LAURENT BEAUDOIN, C.C.*                       Chairman and Chief Executive              Canada
800 Rene-Levesque Blvd. West                  Officer of Bombardier Inc. (a
30th Floor                                    transportation, aerospace and
Montreal, Quebec                              motorized products company)
Canada H3B 1Y8

FRANK J. BIONDI, JR.*                         Chairman and Chief Executive              United States
100 Universal City Plaza                      Officer of Universal Studios,
Universal City, CA  91608                     Inc.

RICHARD H. BROWN                              Chief Executive of Cable and              United States
124 Theobolds Road                            Wireless plc (a provider of
London, England WC1X 8RX                      international
                                              telecommunications services)

THE HON. WILLIAM G. DAVIS,                    Counsel to Tory                           Canada
  P.C., C.C., Q.C.                            Tory DesLauriers &
Suite 3000, Aetna Tower                       Binnington (attorneys)
79 Wellington Street West
Toronto, Ontario
Canada M5K 1N2

ANDRE DESMARAIS*                              President and Co-Chief                    Canada
751 Victoria Square                           Executive Officer of Power
Montreal, Quebec                              Corporation of Canada (a
Canada H2Y 2J3                                holding and management
                                              company) and Deputy
                                              Chairman of Power Financial
                                              Corporation


                               Page 42 of __ pages

                                                     Principal Occupation
      Name and Business Address                         or Employment                         Citizenship
-----------------------------------------     --------------------------------------    -----------------------
BARRY DILLER*                                 Chairman and Chief Executive              United States
c/o USA Networks, Inc.                        Officer of USA Networks, Inc.
2425 Olympic Boulevard
6th Floor
West Tower
Santa Monica, California
90404

MICHELE J. HOOPER*                            Corporate Vice President,                 United States
2211 Sanders Road                             Caremark
Northbrook, IL  60062                         International Inc. (a health care
                                              services provider)

DAVID L. JOHNSTON,                            Professor of Law at McGill                Canada
  C.C.*                                       University (an educational
3690 Peel Street                              institution)
Room 200
Montreal, Quebec
Canada H3A 1W9

THE HON. E. LEO KOLBER,                       Member of The Senate of                   Canada
  SENATOR*                                    Canada
c/o Claridge Inc.
1170 Peel Street
8th Floor
Montreal, Quebec
Canada H3B 4P2

MARIE-JOSEE KRAVIS, O.C.*                     Senior Fellow of The Hudson               Canada
625 Park Avenue                               Institute Inc. (a non-profit
New York, NY 10021                            economics research institute)

ROBERT W. MATSCHULLAT*                        Vice Chairman and                         United States
                                              Chief Financial Officer
                                              of Seagram

C. EDWARD MEDLAND*                            President of Beauwood                     Canada
121 King Street West                          Investments Inc. (a private
Suite 2525                                    investment company)
Toronto, Ontario
Canada M5H 3T9


                               Page 43 of __ pages

                                                   Principal Occupation
      Name and Business Address                         or Employment                         Citizenship
-----------------------------------------     ---------------------------------------    -----------------------
SAMUEL MINZBERG*                              President and Chief Executive              Canada
1170 Peel Street                              Officer of Claridge Inc. (a
8th Floor                                     management company)
Montreal, Quebec
Canada H3B 4P2

JOHN S. WEINBERG*                             General Partner of Goldman,                United States
85 Broad Street                               Sachs & Co. (investment
New York, NY  10004                           bankers)

JOHN D. BORGIA                                Executive Vice President,                  United States
                                              Human Resources of Seagram

STEVEN J. KALAGHER                            Executive Vice President of                United States
                                              Seagram and President and
                                              Chief Executive Officer, The
                                              Seagram Spirits And Wine
                                              Group (a division of a
                                              subsidiary of Seagram)

ELLEN R. MARRAM                               Executive Vice President of                United States
                                              Seagram and President and
                                              Chief Executive Officer,
                                              Tropicana Beverage Group (a
                                              division of a subsidiary of
                                              Seagram)

DANIEL R. PALADINO                            Executive Vice President,                  United States
                                              Legal and Environmental
                                              Affairs of Seagram

GABOR JELLINEK                                Vice President, Production of              Canada
1430 Peel Street                              Seagram and Executive Vice
Montreal, Quebec                              President, Manufacturing, The
Canada H3A 1S9                                Seagram Spirits And Wine
                                              Group (a division of a
                                              subsidiary of Seagram)


                               Page 44 of __ pages

                                              Principal Occupation
Name and Business Address                         or Employment                         Citizenship
-----------------------------------------     ---------------------------------------    -----------------------
ARNOLD M. LUDWICK                             Vice President of Seagram                  Canada
c/o Claridge Inc.
1170 Peel St.
8th Floor
Montreal, Quebec
Canada H3B 4P2

JOHN R. PRESTON                               Vice President, Finance of                 United States
                                              Seagram

MICHAEL C.L. HALLOWS                          Secretary of Seagram                       Canada

         3. The trustees of the trusts for the benefit of Edgar M. Bronfman and his descendants are Edgar M. Bronfman, Edgar Bronfman, Jr., Matthew Bronfman, Harold R. Handler, Mayo O. Shattuck III and John L. Weinberg. The trustees of the trusts for the benefit of Charles R. Bronfman and his descendants are Stephen R. Bronfman, Ellen J. Bronfman Hauptman, Trevor Carmichael, Neville LeRoy Smith, Bruce I. Judelson, Gary J. Gartner, Steven H. Levin, Arnold M. Ludwick, Jeffrey D. Scheine and Robert S. Vineberg. The trustees of the trusts for the benefit of the family of the late Minda de Gunzburg are Stanley N. Bergman, Dr. Guido Goldman and Leonard M. Nelson. The directors of the first two charitable foundations referenced in Item 2 include Charles R. Bronfman, Stephen
R. Bronfman and Arnold M. Ludwick, the trustees of the third charitable foundation include Edgar M. Bronfman, Charles R. Bronfman, Samuel Bronfman II, Edgar Bronfman, Jr., Robert W. Matschullat and Daniel R. Paladino and the directors of the fourth charitable foundation include Phyllis Lambert, Matthew Bronfman and Stephen R. Bronfman. Set forth below or under Part 2 above are the address, principal occupation or employment and citizenship of each person named in this Part 3.


                               Page 45 of __ pages

                                                  Principal Occupation
     Name and Business Address                          or Employment                          Citizenship
-----------------------------------------     ---------------------------------------    -----------------------
PHYLLIS LAMBERT                               Architect                                   Canada
1920 Baile Street
Montreal, Quebec
Canada H3H 2S6

MATTHEW BRONFMAN                              Chief Executive Officer of                  United States
30 West 26th Street                           Perfumes Isabell, L.L.C. (a
2nd Floor                                     perfume company)
New York, NY  10010

STEPHEN R. BRONFMAN                           Private Investor                            Canada
c/o Claridge Inc.
1170 Peel Street
8th Floor
Montreal, Quebec
Canada H3B 4P2

ELLEN J. BRONFMAN                             Private Investor                            Canada
  HAUPTMAN
c/o Withers Solicitors
12 Gough Square
London, England EC4A 3DE

HAROLD R. HANDLER                             Attorney whose professional                 United States
425 Lexington Avenue                          corporation is of counsel to
New York, NY  10017                           Simpson Thacher & Bartlett
                                              (attorneys)

MAYO O. SHATTUCK III                          President and Chief Operating               United States
Alex Brown & Sons Incorporated                Officer of Alex. Brown & Sons
135 East Baltimore Street                     Incorporated
Baltimore, MD  21202                          (investment bankers)


JOHN L. WEINBERG                              Senior Chairman of Goldman,                 United States
85 Broad Street                               Sachs & Co.
New York, NY  10004                           (investment bankers)


                               Page 46 of __ pages

                                                     Principal Occupation
      Name and Business Address                          or Employment                          Citizenship
-----------------------------------------     ---------------------------------------    -----------------------
ROBERT S. VINEBERG                            Partner of Goodman Phillips &               Canada
1501 McGill College                           Vineberg (barristers and
  Avenue                                      solicitors)
26th Floor
Montreal, Quebec
Canada H3A 3N9

GARY J. GARTNER                               Resident Counsel of Goodman                 Canada
430 Park Avenue                               Phillips & Vineberg (attorneys)
10th Floor
New York, NY  10022

STEVEN H. LEVIN                               Resident Counsel of Goodman                 United States
430 Park Avenue                               Phillips & Vineberg (attorneys)
10th Floor
New York, NY  10022

JEFFREY D. SCHEINE                            Resident Counsel of Goodman                 United States
430 Park Avenue                               Phillips& Vineberg (attorneys)
10th Floor
New York, NY  10022

TREVOR CARMICHAEL, Q.C.                       Barrister, Chancery Chambers                Barbados
Chancery Chambers, Chancery                   (attorneys)
House
High Street
Bridgetown, Barbados

NEVILLE LEROY SMITH                           Managing Director of Royal                  Barbados
Sunset Drive                                  Bank of Canada Financial
Pine Gardens                                  Corporation
St. Michael, Barbados                         (a financial institution)

BRUCE I. JUDELSON                             Partner of Bergman, Horowitz &              United States
157 Church Street                             Reynolds, P.C. (attorneys)
New Haven, CT  06510

STANLEY N. BERGMAN                            Partner of Bergman, Horowitz &              United States
157 Church Street                             Reynolds, P.C. (attorneys)
New Haven, CT  06510


                               Page 47 of __ pages

                                                      Principal Occupation
       Name and Business Address                          or Employment                          Citizenship
-----------------------------------------     ---------------------------------------    -----------------------
DR. GUIDO GOLDMAN                             Director of German Studies at the           United States
First Spring Corporation                      Center for European Studies at
499 Park Avenue                               Harvard University and
New York, NY  10022                           Chairman of First Spring
                                              Corporation (an investment
                                              company)

LEONARD M. NELSON                             Shareholder of Bernstein, Shur,             United States
100 Middle Street                             Sawyer & Nelson, P.C.
Portland, ME  04104                           (attorneys)


                               Page 48 of __ pages

                                   SCHEDULE 2

         Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of BDTV IV.

                                                                  Principal Business of
                              Principal Occupation              Organization in which such
           Name               and Business Address                Business is Conducted                Citizenship
----------------------     ----------------------------     ------------------------------------     -------------------
BARRY DILLER               Chairman of the Board,           Ownership and operation of               United States
                           Chief Executive Officer          media and entertainment
                           and Director of USA              related businesses
                           Networks, Inc., 2425
                           Olympic Boulevard,
                           Santa Monica, CA
                           90404; Chairman of the
                           Board, President and
                           Director of BDTV, BDTV
                           II, BDTV III and BDTV
                           IV


                               Page 49 of __ pages